UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)*

Under the Securities Exchange Act of 1934

NATIONAL FUEL GAS COMPANY

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

636180101

(CUSIP Number)

Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 12, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636180101	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,802,938
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,802,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,802,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 808,218
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 808,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 514,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 514,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,672,313
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,672,313
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,672,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage LO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,674
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,099,477
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,099,477
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,099,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 92,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 92,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 92,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,895,262
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,895,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,895,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON F. Fox Benton, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON David M. DiDomenico
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON Frederic V. Salerno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,565
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,565
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 14 of 24 Pages

1	NAME OF REPORTING PERSON NMV Special Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,795,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,795,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 15 of 24 Pages

1	NAME OF REPORTING PERSON California Public Employees’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,990
	8	SHARED VOTING POWER 1,795,785
	9	SOLE DISPOSITIVE POWER 197,990
	10	SHARED DISPOSITIVE POWER 1,795,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,993,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON EP

This Amendment No. 12, filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (California) II, L.P., a Delaware limited partnership (“NMVC II”), New Mountain Vantage LO, L.P., a Delaware limited partnership (“NMVLO”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”), Mr. Steven B. Klinsky, Mr. F. Fox Benton, III, Mr. David M. DiDomenico, Mr. Frederic V. Salerno (collectively, the “NMV Entities”), NMV Special Holdings, LLC, a Delaware limited liability company (“NMVSH”), and the California Public Employees’ Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees’ Retirement Fund (“CalPERS”) (NMV Entities, NMVSH and CalPERS, collectively, the “Reporting Persons”), amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 30, 2006, as amended, relating to the common stock, par value $1 per share (“Common Stock”), of National Fuel Gas Company, a New Jersey corporation (the “Issuer”).1
_________________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

Mr. Salerno has become the beneficial owner of 400 shares of Common Stock through a quarterly grant under the National Fuel Gas Company Retainer Policy for Non-Employee Directors.

The aggregate purchase price of the 2,500 shares of Common Stock acquired by CalPERS, as described in Item 5(c), was $129,148.55.  Such shares were acquired with working capital.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a).  The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 81,920,814 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed with the Securities and Exchange Commission on May 7, 2010.

As of the close of business on May 12, 2010, as described below, the Reporting Persons may be deemed to beneficially own an aggregate of 5,100,017 shares of Common Stock representing, in the aggregate, approximately 6.2% of the issued and outstanding shares of Common Stock.

As of the close of business on May 12, 2010, Mr. Klinsky may be deemed to beneficially own an aggregate of 4,895,262 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH representing, in the aggregate, approximately 6.0% of the issued and outstanding shares of Common Stock.  Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH, to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH are held by persons other than Mr. Klinsky.

As of the close of business on May 12, 2010, NMV Advisers may be deemed to beneficially own an aggregate of 3,099,477 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMV Offshore representing, in the aggregate, approximately 3.8% of the issued and outstanding shares of Common Stock.  NMV Advisers disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVC II, NMVLO and NMV Offshore are held by persons other than NMV Advisers.

As of the close of business on May 12, 2010, Vantage GP may be deemed to beneficially own an aggregate of 4,802,938 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMVSH representing, in the aggregate, approximately 5.9% of the issued and outstanding shares of Common Stock.  Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMVSH to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVLO and NMVSH are held by persons other than Vantage GP.

As of the close of business on May 12, 2010, NMV Offshore may be deemed to beneficially own an aggregate of 92,324 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on May 12, 2010, (i) NMV may be deemed to beneficially own an aggregate of 808,218 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 514,948 shares of Common Stock, representing approximately 0.6% of the issued and outstanding shares of Common Stock, (iii) NMVC II may be deemed to beneficially own an aggregate of 1,672,313 shares of Common Stock, representing approximately 2.0% of the issued and outstanding shares of Common Stock, (iv) NMVLO may be deemed to beneficially own an aggregate of 11,674 shares of Common Stock, representing less than 0.1%  of the issued and outstanding shares of Common Stock and (v) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 92,324 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on May 12, 2010, NMVSH may be deemed to beneficially own an aggregate of 1,795,785 shares of Common Stock, representing approximately 2.2% of the issued and outstanding shares of Common Stock.

As of the close of business on May 12, 2010, CalPERS may be deemed to beneficially own an aggregate of 1,993,775 shares of Common Stock that may be deemed to be beneficially owned by NMVSH and by CalPERS, representing approximately 2.4% of the issued and outstanding shares of Common Stock.  CalPERS disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMVSH to the extent that membership interests in NMVSH are held by persons other than CalPERS.

As of the close of business on May 12, 2010, Mr. Benton may be deemed to beneficially own 100 shares of Common Stock and an additional 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.  These 5,100 shares of Common Stock represent less than 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on May 12, 2010, Mr. DiDomenico may be deemed to beneficially own an aggregate of 100 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on May 12, 2010, Mr. Salerno may be deemed to beneficially own an aggregate of 1,565 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock.

(b).  Except as set forth below, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.  CalPERS may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 197,990 shares of Common Stock that CalPERS owns directly.  Mr. Benton and Mr. DiDomenico may each be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 100 shares of Common Stock that they each own directly, Mr. Salerno may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 1,565 shares of Common Stock that Mr. Salerno owns directly, and Mr. Benton may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.

(c).  On April 1, 2010, Mr. Salerno obtained beneficial ownership of 400 shares of Common Stock through a quarterly grant under the National Fuel Gas Company Retainer Policy for Non-Employee Directors.  On March 25, 2010, CalPERS acquired 2,100 shares of Common Stock on the open market for an aggregate purchase price of $108,812.55 and on April 1, 2010, CalPERS acquired 400 shares of Common Stock on the open market for an aggregate purchase price of $20,336.00.  Schedule A annexed hereto lists all other transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  All of the transactions listed on Schedule A were effected on the open market.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 14, 2010

NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE LO, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

/s/ Steven B. Klinsky
Steven B. Klinsky

/s/ F. Fox Benton, III
F. Fox Benton, III

/s/ David M. DiDomenico
David M. DiDomenico

/s/ Frederic V. Salerno
Frederic V. Salerno

NMV SPECIAL HOLDINGS, LLC
By:	New Mountain Vantage GP, L.L.C., its managing member
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

California Public Employees' Retirement System
/s/ Eric Baggesen
By:	Eric Baggesen
Title:	Senior Investment Officer

SCHEDULE A
TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

NMV

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
3/17/2010	1,702	52.28
3/18/2010	826	51.76
3/19/2010	2,479	50.85
3/23/2010	9,918	52.18
3/24/2010	1,140	52.16
3/25/2010	743	51.94
3/26/2010	4,959	50.93
3/29/2010	9,918	51.20
3/30/2010	5,901	51.13
3/31/2010	4,678	50.90
4/1/2010	8,351	50.84
4/5/2010	7,438	51.78
4/6/2010	1,653	52.27
5/12/2010	11,257	52.55

NMVC

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
3/17/2010	1,084	52.28
3/18/2010	526	51.76
3/19/2010	1,579	50.85
3/23/2010	6,318	52.18
3/24/2010	726	52.16
3/25/2010	473	51.94
3/26/2010	3,159	50.93
3/29/2010	6,318	51.20
3/30/2010	3,759	51.13
3/31/2010	2,980	50.90
4/1/2010	5,320	50.84
4/5/2010	4,738	51.78
4/6/2010	1,053	52.27
5/12/2010	7,146	52.55

NMVC II

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
3/17/2010	3,514	52.28
3/18/2010	1,706	51.76
3/19/2010	5,118	50.85
3/23/2010	20,475	52.18
3/24/2010	2,354	52.16
3/25/2010	1,535	51.94
3/26/2010	10,237	50.93
3/29/2010	20,475	51.20
3/30/2010	12,182	51.13
3/31/2010	9,657	50.90
4/1/2010	17,241	50.84
4/5/2010	15,356	51.78
4/6/2010	3,412	52.27
5/12/2010	19,476	52.55

NMVLO

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
3/17/2010	24	52.28
3/18/2010	11	51.76
3/19/2010	35	50.85
3/23/2010	143	52.18
3/24/2010	16	52.16
3/25/2010	10	51.94
3/26/2010	71	50.93
3/29/2010	143	51.20
3/30/2010	84	51.12
3/31/2010	67	50.90
4/1/2010	120	50.84
4/5/2010	107	51.78
4/6/2010	23	52.27
5/12/2010	167	52.55

NMV Offshore HoldCo

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
3/17/2010	194	52.28
3/18/2010	94	51.76
3/19/2010	283	50.85
3/23/2010	1,133	52.18
3/24/2010	130	52.16
3/25/2010	85	51.94
3/26/2010	566	50.93
3/29/2010	1,133	51.20
3/30/2010	674	51.13
3/31/2010	534	50.90
4/1/2010	954	50.84
4/5/2010	850	51.78
4/6/2010	189	52.27
5/12/2010	1,345	52.55

NMVSH

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
3/17/2010	3,782	52.28
3/18/2010	1,837	51.76
3/19/2010	5,506	50.85
3/23/2010	22,013	52.18
3/24/2010	2,534	52.16
3/25/2010	1,654	51.94
3/26/2010	11,008	50.93
3/29/2010	22,013	51.20
3/30/2010	13,100	51.13
3/31/2010	10,385	50.90
4/1/2010	18,536	50.84
4/5/2010	16,511	51.78
4/6/2010	3,670	52.27
5/12/2010	22,827	52.55

CalPERS

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
3/30/2010	500	51.12